Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the Great American Insurance Company Investment Company Bond received on January 2, 2020 as required by Rule 17g-1 (g) (1) (ii) (a);

2) Copy of the AIG National Union Fire Insurance Company of Pittsburgh, PA Excess Bond and co-surety arrangement with ACE/Chubb received on January 2, 2020 as required by Rule 17g-1 (g) (1) (ii) (a);

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the above-referenced bonds, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is October 1, 2019 to October 1, 2020; and

6) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

STATUTORY HOME OFFICE

The statutory home office of

GREAT AMERICAN INSURANCE COMPANY

is: Great American Insurance Company
301 E 4th Street
Cincinnati, Ohio 45202-4201

(513) 369-5000

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS   Bond No. FS 2062589 09 01

Item 1. Name of Insured (herein called Insured): Federated Investors, Inc.

Principal Address:	Federated Investors Tower 1001 Liberty Avenue Pittsburgh, PA 15222

Item 2. Bond Period: from 12:01 a.m. on 10/01/2019 to 10/01/2020 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.   Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability		Deductible
Insuring Agreement (A)-Fidelity	$ 25,000,000	$	0
Insuring Agreement (B)-On Premises	$ 25,000,000	$	250,000
Insuring Agreement (C)-In Transit	$ 25,000,000	$	250,000
Insuring Agreement (D)-Forgery or Alteration	$ 25,000,000	$	250,000
Insuring Agreement (E)-Securities	$ 25,000,000	$	250,000
Insuring Agreement (F)-Counterfeit Currency	$ 25,000,000	$	250,000
Insuring Agreement (G)-Stop Payment	$ 250,000	$	5,000
Insuring Agreement (H)-Uncollectible Items of Deposit	$ 1,000,000	$	250,000
Insuring Agreement (I)-Audit Expense	$ 250,000	$	0
Insuring Agreement (J)-Telefacsimile Transmissions	$ 25,000,000	$	250,000
Insuring Agreement (K)-Unauthorized Signatures	$ 25,000,000	$	250,000
Optional Insuring Agreements and Coverages			
Insuring Agreement (L)-Computer Systems	$ 25,000,000	$	250,000
Insuring Agreement (M)-Automated Phone Systems	$ Not Covered	$	N/A
Insuring Agreement (N)-Fraudulent Transfer Instructions	$ 25,000,000	$	250,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

Item 5.   The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6.   The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 2062589 09

such termination or cancellation to be effective as of the time this Bond becomes effective.

FI 75 11 (Ed. 08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

 (a) to cause the Insured to sustain such loss; and

 (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B) Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or   removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by

the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mis- chief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C) Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D) Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E) Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F) Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G) Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H) Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I) Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J) Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said

date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B) No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account

of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selec-

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D) Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

**THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND LIMITATIONS:**

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a) Employee means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

(a) an investment advisor,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through

trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (l).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the In- sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and there-after in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Em-bezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intention-ally or unintentionally, knowingly or unknowin-gly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dis-honest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3

of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PRO-VIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or can-celled or allowed to expire and in which the pe-riod for discovery has not expired at the time any such loss thereunder is discovered, the total li-ability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap-plicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liabil-ity, unless the amount of such loss, after deduct-ing the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deduct-

ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In- vestment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company

shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page	
FI7511	08-15		Investment Company Bond Insuring Agreements	
SRF9808	08-95		Rider - Non-Cumulative Rider	1
SRF9808	08-95		Rider - Newly Created Investment Companies	2
SRF9808	08-95		Rider - Extended Computer Systems Rider	3
SRF9808	08-95		Rider - Counterfeit Currency Revision	4
SRF9808	08-95		Rider - Loss Reporting Threshold	5
SRF9808	08-95		Rider - Amended Insuring Agreement A - Fidelity	6
SRF9808	08-95		Rider - Amended Insuring Agreement H - Uncollectible Items of Deposit	7
SRF9808	08-95		Rider - Amended Insuring Agreement I - Audit Expense	8
SRF9808	08-95		Rider - Amended Insuring Agreement J - Telefacsimile Transmissions	9
SRF9808	08-95		Rider - Amended General Agreement C - Court Costs and Attorneys' Fees	10
SRF9808	08-95		Rider - Amended Definition of Employee	11
SRF9808	08-95		Rider - Amended Section 4 - Loss-Notice-Proof-Legal Proceedings	12
SRF9808	08-95		Rider - Amended Section 16 - Additional Companies Included as Named Insureds	13
SRF9808	08-95		Rider - Amended Section 17 - Notice and Change of Control	14
SRF9808	08-95		Rider - Amended Fidelity	15
SRF9808	08-95		Rider - Amended Definition of Property	16
SRF9808	08-95		Rider - Amended Section 13 - Termination	17
FI7343	08-15		Joint Insured List	18
FI7506	08-15		Insuring Agreement (L) Computer Systems	19
FI7516	11-16		Fraudulent Transfer Instructions	20
FI7345	08-15		Confidential Information And Data Breach Clarifying Rider	21
FI7340	08-15		Economic And Trade Sanctions Clause	

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7341 04-17		In-Witness Clause	
* If not at inception			

RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Non-Cumulative Rider

It is agreed that:

1. In the event of a loss covered under this bond and also covered under Great American Insurance Company Bond FS 206-25-88-09 01 issued to Federated Investors, Inc., the Single Loss Limit of Liability under this bond shall be reduced by any payment under Bond No. FS 206-25-88-09 01 and only the remainder, if any, shall be applicable to such loss hereunder.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 2

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Newly Created Investment Companies

1. Item 1. of the Declarations shall include any existing Investment Company or portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created portfolios and Copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the Period, will continue to be an Insured only if the Underwriter notified as set forth in the paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Extended Computer Systems Rider

It is agreed that this Bond is amended by adding the following:

EXTENDED COMPUTER SYSTEMS RIDER

1. Electronic Data, Electronic Media, Electronic Instruction

(1) Loss resulting directly from:

    (a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this rider,

    (b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

    (c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this rider, or

    (d) the damage or destruction of Electronic Data, electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under Computer Systems Fraud Insuring Agreement (G), provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

    (a) an Electronic Communication System,

    (b) an Automated clearing house or custodian, or

    (c) a Telex, TWX, or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

    (a) an Electronic Communication System,

    (b) an automated clearing house or custodian, or

    (c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

In addition to the Conditions and Limitations in the bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

(A) Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

(B) Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

(C) Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

(D) Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(E) Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This bond does not cover:

(A) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data:

(B) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(C) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in

programming or error or omission in processing;

(D) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

(E) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(F) loss resulting directly or indirectly from:

   (1) written instruction unless covered under this rider; or

   (2) instruction by voice over the telephone, unless covered under this rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the Blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Property other than Money, Securities or Records paragraphs of Section 6.

The title and any headings in this rider are solely for convenience and form no part of the terms and conditions of coverage.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 4

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Counterfeit Currency Revision

It is agreed that:

1. Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

    (F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 5

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Loss Reporting Threshold

It is agreed that:

1. The second paragraph of Section 12 - 'DEDUCTIBLE AMOUNT' - is deleted in its entirety and replaced by the following:

"The Insured shall, in the time and in the manner prescribed in this Bond, give the Underwriter notice of any loss which is in excess of $125,000. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 6

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Insuring Agreement A - Fidelity

It is agreed that:

1. Insuring Agreement A - Fidelity - is amended by deleting the word "manifest" from Paragraph 2,

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 7

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Insuring Agreement H - Uncollectible Items of Deposit

It is agreed that:

1. Insuring Agreement H - Uncollectible Items of Deposit - is amended by the following:

    a)   Paragraph 1, Add after the words "fund shares," the word "redemptions".

    b)   Delete Paragraph 3, and replace it with "Loss includes dividends to be paid."

    c)   Paragraph 4, Sentence 1 is deleted.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 8

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Insuring Agreement I - Audit Expense

It is agreed that:

1. Insuring Agreement I - Audit Expense - is amended by adding the words "or self-regulatory organization" after the word "authority" on Lines 3 and 4.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 9

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Insuring Agreement J - Telefacsimile Transmissions

It is agreed that:

1. Add the words "or another office of the Insured" after the words "financial institution"

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 10

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended General Agreement C - Court Costs and Attorneys' Fees

It is agreed that:

1. The words "including Larceny or Embezzlement" are added after word "dishonesty" on Line 4 of sub-paragraph (3).

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 11

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Definition of Employee

It is agreed that:

1. The words "or consultant providing services to the Insured pursuant to a written contract" is added after the word "individuals" on Line 1 of subparagraph (6), of Section 1 Definitions, Paragraph (a).

2. The following is added to the definition of "Employee"

   10) retired employees retained as consultants
   11) non-fund soliciting volunteers
   12) employees on leave of absence

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 12

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Section 4 - Loss-Notice-Proof-Legal Proceedings

It is agreed that:

1. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 1, sentence 2, the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

2. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 2,, the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

R * B0 * 12/31/2019 * FS 2062589 09 01   Great American Insurance Company

015466

RIDER NO. 13

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Section 16 - Additional Companies Included as Named Insureds

It is agreed that:

1. Section 16 - Additional Companies Included as Named Insureds - is amended by deleting the words "any partner, officer or supervisory employee of any" in Subparagraph (d), Line 2, and replacing it with the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President of the".

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

SRF 9808 (Ed. 08/95)   (Page 1 of 1)

RIDER NO. 14

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Section 17 - Notice and Change of Control

It is agreed that:

1. Section 17 - Notice and Change of Control is amended by deleting the words "thirty (30) days" on Line 5 of Paragraph 1, and replacing it with the words "sixty (60) days"

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 15

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Fidelity

It is agreed that the following two paragraphs are added after the second paragraph of Insuring Agreement (A) Fidelity:

"It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are bonuses, commissions, profit sharing, etc. as part of such loss provided that such payments have been solely as the result of the Employee committing a dishonest or fraudulent act as described in this Insuring Agreement."

"Loss resulting directly from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others, which acts are committed with the intent to cause the Insured to sustain a loss."

This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 16

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Definition of Property

It is agreed that:

1. Conditions and Limitations Section 1 - Definitions - Item (b) Property, is amended by adding the following terms after the word "securities" on Line 7 - "including any note, stock, treasury stock, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferrable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940; travelers' letters of credit".

2. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 17

To be attached to and form part of Investment Company Bond

No. FS 2062589 09 01

In favor of Federated Investors, Inc.

Amended Section 13 - Termination

It is agreed that:

1. Section 13 -Termination - is amended by replacing the wording "ninety (90) days" with "one hundred twenty (120) days" in Paragraph 1, 3, and 5(a) and (b).

2. Paragraph 5 is amended by:

   a)   Deleting subparagraph (a), and replacing it with

   "as to any Employee immediately on the Insured, or any of its directors, trustees or officers not acting in collusion with such employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, without prejudice to the loss of any Property then in transit in the custody of such Employee, whether or not such act is of the type covered under this policy, and whether against the Insured or any other person or entity, and upon the expiration of one hundred twenty (120) days after written notice has been given to the Securities and Exchange Commission, Washington, DC (See Section 16 (d)) and to the Insured Investment company, or".

   b)   Adding a final subparagraph to Paragraph 5 "Termination as to any Employee shall not apply if the dishonest act occurred prior to employment with the Insured and involved less than $25,000".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 18

JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.   FS 2062589 09 01

In favor of Federated Investors, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

    Federated Adjustable Rate Securities Fund
    Federated Core Trust
    Federated Core Trust III
    Federated Equity Funds
    Federated Equity Income Fund, Inc.
    Federated Fixed Income Securities, Inc.
    Federated Government Income Securities, Inc.
    Federated High Income Bond Fund, Inc.
    Federated High Yield Trust
    Federated Income Securities Trust
    Federated Government Income Trust
    Federated Index Trust
    Federated Institutional Trust
    Federated Insurance Series
    Federated International Series, Inc.
    Federated Investment Series Fund, Inc.
    Federated Managed Pool Series
    Federated MDT Series
    Federated Municipal Bond Fund, Inc.
    Federated Municipal Securities Income Trust
    Federated Project and Trade Finance Tender Fund
    Federated Premier Municipal Income Fund
    Federated Short-Intermediate Duration Municipal Trust
    Federated Total Return Series, Inc.
    Federated U.S. Government Securities Fund: 1-3 Years
    Federated U.S. Government Securities Fund: 2-5 Years
    Federated Total Return Government Bond Fund
    Federated World Investment Series, Inc.
    Federated Global Allocation Fund
    Intermediate Municipal Trust
    Money Market Obligations Trust
    Federated Adviser Series

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 19

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.   FS 2062589 09 01

In favor of Federated Investors, Inc.

It is agreed that:

1.   The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a) Property to be transferred paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a) cause the Insured or its agent(s) to sustain a loss, and

(b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c) and further provided such voice instructions or advices:

(i)   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of

the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c) Conditions and Limitations - Section 10. Limit of Liability

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $ 25,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 250,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 20

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the INVESTMENT COMPANY BOND

Bond No.   FS 2062589 09 01

in favor of Federated Investors, Inc.

1.   It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)   The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)   such Customer,

(b)   an Employee acting on instructions of such Customer; or

(c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)   The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)   For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)   The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.   As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.   It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

    (a) loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

    (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

        (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

        (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6. The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7. The amount of any single transfer for which verification via a call back will be required is : $ 250,000.

8. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9. This rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

RIDER NO. 21

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company Bond

Bond No. FS 2062589 09 01

In favor of Federated Investors, Inc.

It is agreed that:

1. CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

    Confidential Information:

    Loss resulting from:

    a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

       For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

    b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

    Data Breach Costs:

       Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3. This Rider shall become effective as of 12:01 a.m. on 10/01/2019 standard time.

FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

015466

FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT   SECRETARY

NOTICE TO POLICYHOLDER REGARDING REISSUANCE OF YOUR INSURANCE POLICY

Voided Policy Number: FS 2062589 09 00

Reissued In-Force Policy Number: FS 2062589 09 01

Effective Date of Reissued In-Force Policy: 10/01/2019

This Notice confirms that we have voided the Policy referenced above due to a change requested by you or made on your behalf. We have replaced the Voided Policy with the Reissued In-Force Policy also referenced above. The Reissued In-Force Policy is enclosed.

The Voided Policy is void as of 12:01 a.m. on the Effective Date of the Voided Policy.

If you have any questions, please contact your agent.

Thank you for your continuing business.

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

Policy Number: 01-842-71-50   Replacement of: 01-960-75-82

EXCESS EDGE ®

NOTICES: *Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.*

DECLARATIONS

Policyholder:	FEDERATED INVESTORS, INC.		
Policyholder Address:	FEDERATED INVESTORS TOWER 1001 LIBERTY AVENUE PITTSBURGH, PA 15222	Limit of Liability:	$ 10,000,000
		Total Underlying Limits: $	25,000,000
Policyholder Domicile:	Pennsylvania	Policy Period: From:	October 1, 2019
Insurer Address:	175 Water Street New York, NY 10038	To:	October 1, 2020
		Premium:	$15,770 part of $31,540
Claims Address: e-mail:	c-claim@AIG.com		
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225		

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Great American Insurance Company	206-25-89-09	$25,000,000 Primary	10/01/2019 to 10/01/2020

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with "Bold" typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the "Followed Policy" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following Followed Coverage Section(s): ALL.

7273193
103224 (02/10)

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa. (the®) "Insurer") and insureds agree as follows:

INSURING AGREEMENT — This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer's coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY — The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this policy.

NOTICES — Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS — The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery.

RELIANCE — The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES — If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

_____   _____   _____
COUNTERSIGNATURE   DATE   COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

MARSH USA INC.
1166 AVENUE OF THE AMERICAS NEW
YORK, NY 10036-3712

7273193

103224 (02/10)   -2-

This endorsement, effective *at 12:01AM October 01, 2019*   forms a part of
Policy number: *01-842-71-50*
Issued to: *FEDERATED INVESTORS. INC·*

By: *National Union Fire Insurance Company of Pittsburah.*

QUOTA SHARE ENDORSEMENT

(WITH PARTICIPATING INSURERS SIGNATURES)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.   The Item in the Declarations entitled **Limit of Liability** is hereby deleted in its entirety and replaced with the following:

Limit of Liability of the **Insurer**: $10,000,000

Total Quota Share Layer Limit of Liability of all Participating Insurers: $20,000,000

Insurer's Percentage of Quota Share Limit: 50%

Schedule of other insurer(s) participating in quota share ("**Participating Insurers**"):

Participating Insurer	Policy Number	Policy Period	Quota-Share Participation
ACE American Insurance Company	DOX G24581718010	10/01/2019 - 10/01/2020	$10,000,000

2.   The Clause entitled LIMIT OF LIABILITY is amended by adding the following to the end thereof:

END 001

<u>ENDORSEMENT</u># 1   (Continued)

This endorsement, effective *at 12:01AM October 01, 2019*   forms a part of
Policy number: *01-842-71-50*
Issued to: *FEDERATED INVESTORS. INC.*

By: *National Union Fire Insurance Company of Pittsburgh.*

    Notwithstanding any of the terms or conditions of this policy that might be construed otherwise, the maximum amount payable by the Insurer for each covered loss shall not exceed the Insurer's Percentage of Quota Share Limit for each such loss. Further, each such covered loss, and all loss in the aggregate, shall be subject to the aggregate Limit of Liability of the Insurer. The risk of uncollectability (in whole or in part) of any limit of liability of any insurance policy provided by a Participating Insurer, whether because of financial impairment or insolvency of a Participating Insurer, or for any other reason, is expressly retained by the insureds and the Policyholder and is not in any way or under any circumstances insured or assumed by the Insurer.

3.   The Clause entitled RIGHTS is amended by adding the following to the end thereof:

    Furthermore, if the **Insurer** pays the **Insurer's Percentage of Quota Share Limit** of an insured loss but one or more **Participating Insurers** do not make their proportionate payment, then the insured agrees that the **Insurer** shall not be held liable for the actions of such **Participating Insurers** in such an instance. Specifically, it is agreed that in the event of a settlement which is agreeable to both the **Insurer** and the insureds, but to which any **Participating Insurer** has not consented, the **Insurer** may deposit its share of such settlement in an escrow account agreeable to the insured or directly to the insured, at the **Insurer's** option, at which point all further obligations of the **Insurer** with respect to such loss shall cease and the insured will execute an agreement releasing and indemnifying such **Insurer** with respect to such loss.

END 001

ENDORSEMENT# 1   (Continued)

This endorsement, effective *at 12:01AM October 01, 2019*   forms a part of
Policy number: *01-842-71-50*
Issued to: *FEDERATED INVESTORS. INC·*

By: *National Union Fire Insurance Company of Pittsburgh.*

Executed and agreed by the **Participating Insurer**:

Cathy Moore

_____

Authorized Representative of National Union Fire Insurance Company of Pittsburgh, Pa. Executed

and agreed by the **Participating Insurer**:

_____

Authorized Representative of ACE American Insurance Company

Executed and agreed by the **Participating Insurer**:

    ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 001

This endorsement, effective *12:01 AM*   *October 1, 2019*   forms a part of
policy number   *01-842-71-50*
issued to *FEDERATED INVESTORS, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FIDELITY ENDORSEMENT (UNDERLYING

SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.   The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

        NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2.   The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

        LIMIT OF   The Limit of Liability is the limit of the Insurer's liability for all
        LIABILITY   coverage under this policy.

3.   The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

        RELIANCE The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy.

If any Underlying Limits are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any Underlying Policy and such payments shall apply toward the exhaustion of the Underlying Limits.

        ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
                    AUTHORIZED REPRESENTATIVE

                    END 002

110996 (3/12)   Page 1 of 1

This endorsement, effective *at 12:01AM October 01, 2019*   forms a part of

Policy number: *01-842-71-50*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

RELIANCE UPON OTHER CARRIERS APPLICATION WARRANTY

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   In granting this coverage, the **Insurer** has relied upon the **Other Carrier's Application** and the statements, warranties and representations contained therein as being accurate and complete as of the **Date Signed**. The insureds extend any warranties and representations in the **Other Carrier's Application** to the **Insurer**.

2.   "**Other Carrier's Application**" means the application of the **Named Applicant(s)** to the **Other Carrier** for the **Type of Coverage** reflected in the table below:

Named Applicant(s)	Other Carrier	Type of Coverage	Date Signed
Federated Adjustable Rate Securities Fund, et al c/o Federated Investors, Inc.	Great American Insurance Company	Investment Company Bond	06/28/2019

If such application form was submitted to the **Other Carrier** in connection with a renewal of coverage, then "**Other Carrier's Application**" shall also mean all previous policy application forms submitted to that **Other Carrier** for any policy of which this policy is a renewal, replacement or succeeds in time. "**Other Carrier's Application**" also means all the materials submitted with or incorporated by reference into any of the application forms referenced above.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 003

This endorsement, effective at   *12:01 AM   October 1, 2019*   forms a part of
Policy number   *01-842-71-50*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY) EXCESS
INSURANCE POLICY (EXCESS OVERA FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

    (1) confidential or non-public; or
    (2) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.
This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE
_____

END 004

This endorsement, effective at   *12:01 AM   October 1, 2019*   forms a part of
Policy number   *01-842-71-50*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY) EXCESS
INSURANCE POLICY (EXCESS OVERA FIDELITY/CRIME POLICY)

It is agreed that:

1. Notwithstanding any of the terms and conditions of the Followed Policy, this policy does
    not cover loss that is an indirect or consequential result of an Occurrence, including but
    not limited to loss resulting from payment of damages of any type for which the Insured
    is legally liable.

2. Solely for purposes of this endorsement, "Occurrence" means the occurrence of any of
    the perils specified in the Insuring Agreements of the Followed Policy.

    ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 005

113029 (10/12)   Page 1 of 1

This endorsement, effective at   *12:01 AM   October 1, 2019*   forms a part of
Policy number   *01-842-71-50*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 006

ENDORSEMENT# 7

This endorsement, effective   *12:01 AM*   *October 1, 2019*   forms a part of
policy number   *01-842-71-50*
issued to *FEDERATED INVESTORS, INC.*

by   *National   Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY — ADMITTED
123418	01/17	QUOTA SHARE ENDORSEMENT
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
104015	02/10	RELIANCE UPON OTHER CARRIERS APPLICATION WARRANTY
113027	10/12	PROTECTED INFORMATION EXCLUSION
113029	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 007



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: _01-842-71-50_ Date: _____

Type of Coverage: D&O_____ E&O_____ Fidelity_____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

FEDERATED INVESTORS, INC.

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail:_____@ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/ Agent: _MARSH USA INC._

Address: _1166 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-3712_

Address:_____

Contact: _TIMOTHY MOLINEUX_ Phone:_____

eMail: _Timothy.R.Mo7ineux@marsh.com_

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: 01-842-71-50

Date of Discovery: _____ Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/ Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

centralized Customer Link and Information Management

MINUTES OF THE MEETING
HELD SEPTEMBER 24, 2019
OF THE EXECUTIVE COMMITTEE OF THE FEDERATED FUNDS (the "Funds")
(refer to attachment for list of fund names)

A telephonic meeting of the Executive Committee (the "Committee") of the Federated

Funds commenced at 11:00 A.M. on Tuesday, September 24, 2019. Present were all members

of the Committee, J. Christopher Donahue, John T. Collins and John S. Walsh. Also present

were the following:

Thomas R. Donahue, Director, Chief Financial Officer and Treasurer, Federated Investors, Inc.
("Federated");

Erin J. Dugan, Manager, Federated Legal Department;

Thomas A. Early, Counsel, Goodwin Procter LLP;

Raymond Hanley, President, Federated Investors Management Company;

George F. Magera, Deputy General Counsel, and Assistant Secretary, Federated and the Funds;
and

Michelle L. McArdle, Insurance Risk Manager, Federated.

Mr. J. Christopher Donahue presided as Chairman, and the proceedings were recorded

by Ms. Erin J. Dugan.

Mr. Raymond Hanley stated that the existing insurance policies maintained for the

Funds include: (a) Federated's Blended Policy, which includes Mutual Fund Directors and

Officers and Errors and Omissions ("D&O/E&O") coverage; (b) the Mutual Fund Directors

and Officers "Side-A" Policy ("Side-A Policy"), which insures the Fund Directors and

Officers; and (c) Investment Company Asset Protection Bond ("Fidelity Bond" or "ICAP

Bond"), which insures the Funds.

Mr. Hanley reminded the Committee of discussions regarding insurance coverage with

the full Board during the General Session Meetings held in August 2019. He then reviewed the

Blended Policy structure, noting that there was one change to move the Excess "Side A" Policy from AIG to CNA which resulted in a decrease of the "Side A" policy premium. He also noted that the overall coverage amounts are the same and that Federated continues to utilize highly rated insurance providers.

Mr. Hanley next discussed policy changes. He indicated that, at this time, a separate "Fund Coverage" Insuring Agreement is not being added, however Federated will work with Reed Smith over the course of the year on a draft of the "Fund Coverage" Insuring Agreement for implementation in 2020. (Note: Currently, the Fund coverage is imbedded in the Insuring Agreements for the Directors & Officers Liability and Errors & Omissions Coverage.) He further indicated that, at this time, the coverage for Informal Investigations against the Funds is not being added given the material premium increase and the little benefit to the Funds since enforcement actions are typically brought against mutual fund advisers or other service providers. He next noted that the annual Blended Policy review identified 43 enhancements, wording clarification, and policy clean-up items which were submitted to Endurance/Sompo for consideration, of which 25 were granted. He referred to Attachment 2 which outlines three of the most material/significant enhancements. In response to a question, Ms. McArdle noted that of the requested enhancements that were not granted, none were not deemed material and, some requests were a stretch in scope. In response to another question, Ms. McArdle noted that the Blended Policy is a 'Manuscript Policy,' which means that it is customized to Federated's business needs and that, annually, Federated looks to further enhance the policy as part of the renewal process. As part of that process, alternative insurers who will write a 'Manuscript Policy' form are also identified. This is becoming more difficult in the current insurance market, as insurers are looking for higher premiums in order to write a 'Manuscript

Policy'. A few years ago, CNA was willing to write the 'Manuscript Policy' for Federated; they are no longer willing to do so. In response to another question regarding whether policy premiums would be reduced if there were no claims made, Mr. Hanley indicated that there is no assurance in a reduction of premiums, however, Federated is viewed favorably and has a good business reputation. In response to another question, Mr. Hanley noted that any prior claims made under the expiring policy would not reduce the amount of coverage under the new policy.

Mr. Hanley went on to review the Federated Funds' Premium Comparisons. He discussed the chart in the Meeting Materials that reflects the difference between the new premiums and the expiring premiums. He stated that the premium for the Blended Policy increased by 2.4% due to a 5% increase from lead insurer Endurance/Sompo, which is believed to be due to tough market conditions, along with a $1,000 increase from CNA and ACE/Chubb each. He added that the Side-A Policy premium decreased by $7,600 or 5.1%, and the ICAP Bond premium remained flat. He also reviewed Fund/Operating Company premium allocations, noting that no changes to the allocation percentages were proposed, with the Funds paying 35% and the Operating Companies paying 65%.

Mr. Hanley then reviewed the claims paying ratings of the multiple insurers as depicted on a chart provided to the Committee in the Meeting Materials, which, he stated, were the same as in the presentation to the Board in August 2019.

After full discussion, on motion duly made and seconded, the Committee of the Funds individually, and unanimously

> RESOLVED, that the Committee hereby approves the acquisition of the joint Fidelity Bond for the period from October 1, 2019 through September 30, 2020, bonding the Officers, Directors, Employees,

and Agents of the Funds against larceny and embezzlement, in the non-aggregated amount of $45,000,000;

FURTHER RESOLVED, that the Committee hereby approves the acquisition of the D&O/E&O policies for the period from October 1, 2019, through September 30, 2020, in the aggregate amount of $60,000,000;

FURTHER RESOLVED, that the Committee hereby approves the Mutual Fund Directors and Officers "Side A" insurance coverage to insure the Funds' directors and officers against unindemnified claims in the aggregate amount of $25,000,000 for the period commencing October 1, 2019 through September 30, 2020; and

FURTHER RESOLVED, that the Funds' administrator, Federated Administrative Services, is hereby directed and authorized to bind coverage on behalf of the Funds, their directors and officers, for the combination of insurance coverages reviewed with the full Board at its last regular meeting and the current Executive Committee meeting.

There being no further business to come before the Committee, the meeting was thereupon duly adjourned.

/s/ J. Christopher Donahue
J. Christopher Donahue
Acting Chairman

Federated Adjustable Rate Securities Fund	**Federated Total Return Government Bond Fund**
Federated Adviser Series	**Federated Total Return Series, Inc.**
Federated Core Trust	**Federated U.S. Government Securities Fund: 1-3 Years**
Federated Core Trust III	**Federated U.S. Government Securities Fund: 2-5 Years**
Federated Equity Funds	
Federated Equity Income Fund, Inc.	**Federated World Investment Series, Inc.**
Federated Fixed Income Securities, Inc.	**Intermediate Municipal Trust**
Federated Global Allocation Fund	**Money Market Obligations Trust**
Federated Government Income Securities, Inc.	
Federated Government Income Trust	
Federated High Income Bond Fund, Inc.	
Federated High Yield Trust	
Federated Income Securities Trust	
Federated Index Trust	
Federated Institutional Trust	
Federated Insurance Series	
Federated International Series, Inc.	
Federated Investment Series Funds, Inc.	
Federated MDT Series	
Federated Managed Pool Series	
Federated Municipal Bond Fund, Inc.	
Federated Municipal Securities Income Trust	
Federated Premier Municipal Income Fund	
Federated Project and Trade Finance Tender Fund	
Federated Short-Intermediate Duration Municipal Trust	

Mr. Raymond J. Hanley discussed the renewal of the Mutual Fund Directors and

Officers/Errors and Omissions ("D&O/E&O") Policy, the Mutual Fund Directors & Officers

"Side-A" Policy ("Side-A Policy") and the Funds' Investment Company Asset Protection Bond

("ICAP Bond"), noting that Federated is currently working with its insurance broker, Marsh

USA Inc. ("Marsh"), to renew these policies effective on October 1, 2019. He reviewed the

current program structure, noting that the D&O/E&O coverage is provided for as part of an

Executive Risk Policy ("Blended Policy") purchased by Federated. He also reviewed the current

limit and the types of claims to which the limit is available. Mr. Hanley noted that the Directors,

Officers and Trustees of the Funds are also afforded an additional $25 million in D&O coverage

under the "Side-A" Policy. He noted that the Blended Policy's current premium is $1,617,663

and discussed the allocation of the premium between Federated's operating companies (65%)

and Federated Funds (35%). In response to questions from the Board, Mr. Hanley compared the

allocation of the premium on the Blended Policy between the Funds and Federated with such

allocations between other peer fund complexes and their investment adviser. He next reviewed

the ICAP Bond coverage, noting that it carries a limit of $45 million and is underwritten by

Great American Insurance Company and others. He noted that the ICAP Bond's premium is

$81,430, which is allocated entirely to Federated's domestic Funds, as the policy is for the

Funds' exclusive benefit. He then referred the Board to a chart, provided in the Meeting

Materials, depicting the current structure, insurers and cost of Federated's D&O/E&O Policy,

Side-A Policy and ICAP Bond.

Mr. Hanley next discussed the renewal strategy for the policies. He noted that the

primary Blended program has been with Sompo/Endurance since 2015 and, pending the renewal

quote, the intent is to consider primary Blended program options from C.N.A. and Hartford. He

further noted that Federated's objective, in consultation with Marsh, is to maintain the current

Blended and D&O "Side A" program structure with respect to the limit of liability and

deductibles. Mr. Hanley stated that the ICAP Bond program limit was reduced in 2017 from $50

million to $45 million due to the coverage cushion being close to 20%, and that this reduction in

limit brought the coverage cushion to 10% with Great American quoting the renewal at a flat

premium.

Mr. Hanley reported that Marsh and Reed Smith conducted a review of Federated's

Blended Policy and identified potential policy enhancements, and Mash submitted a final list to

Endurance/Sompo for their consideration. He stated that any policy enhancements that are

adopted by Federated's insurers and that have a material impact to the Funds' coverage will be

communicated to the Executive Committee in advance of its September meeting and to the

Board at the November Board Meeting.

Mr. Hanley next addressed the renewal timeline as outlined in the Board memorandum

included in the Meeting Materials. He said that the target date for determining the program

terms is mid-September.

Mr. Hanley then provided an update on Cyber Liability Insurance and noted that as

presented at the May Fund Board meeting, Federated placed Cyber Liability insurance effective

April 1, 2019 for an annual policy period. He noted that the total aggregate limit is $15 million,

placed with Continental Insurance Co. ("C.N.A.") (primary $10 million) and Greenwich

Insurance Company ($5 million excess $10 million). He stated that the per claim deductible is

$250,000 and in the event of a business interruption claim, there is a 10-hour waiting period

before cover would apply. He addressed the current program structure with reference to a chart,

provided in the Meeting Materials. He stated that based on a recommendation from C.N.A., the

premium is allocated 80% to Federated's operating companies and 20% to the domestic and offshore Federated Funds. He further noted that Hermes does not purchase Cyber Liability insurance and is not covered under Federated's Cyber Liability Insurance.

Mr. Hanley stated that the Board is being asked to: (i) determine that each Fund's participation in the D&O/E&O Policy, Side-A Policy and ICAP Bond is in the best interests of the Funds; (ii) authorize the procurement of insurance for the Funds in the amount described in the materials provided to the Board; (iii) and delegate to the Executive Committee the authority to approve the carriers and authorize Raymond Hanley and Michelle L. McArdle to bind the D&O/E&O Policy, Side-A Policy and ICAB Bond coverages at the best price and terms available for the Funds, as determined by the Executive Committee.

> RESOLVED, that the Board, including a majority of the Independent Trustees, hereby: determines that each Fund's participation in the D&O/E&O Policy, Side-A Policy and ICAP Bond is in the best interests of the Fund; authorizes the procurement of insurance for the Funds in the amount described in the materials provided to the Board; and delegates to the Executive Committee the authority to approve the carriers and authorizes Raymond Hanley and Michelle L. McArdle to bind the D&O/E&O Policy, Side-A Policy and ICAP Bond coverages at the best price and terms available for the Funds, as determined by the Executive Committee.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2019

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Adjustable Rate Securities Fund				
FARSF	$121,912,200			
		$124,885,944	$525,000	$122,437,200
Federated Core Trust				
HYCORE	$1,856,155,765			
BLCORE	$1,040,997,649			
EMCOR	$831,084,840			
MBCORE	$2,453,428,591			
		$6,309,839,183	$2,500,000	$6,186,116,846

MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Core Trust III				
FPTFF	$622,543,136			
		$635,911,999	$900,000	$623,443,136
Federated Equity Funds				
FKLCF	$3,391,933,916			
FMMGF	$564,334,090			
FKAUF	$6,514,147,976			
FKSCF	$3,437,478,534			
FISVF	$430,317,768			
FCSVF	$297,947,942			
FPBF	$142,543,630			
FGSVD	$1,629,319			
FSVF	$9,745,604,371			
FARF	$0			
		$25,028,925,797	$2,500,000	$24,538,162,546
Federated Equity Income Fund, Inc.				
FEIF	$870,702,118			
		$889,136,160	$1,000,000	$871,702,118
Federated Fixed Income Securities, Inc.				
FMUSF	$2,796,086,419			
SIF	$686,980,204			
		$3,555,583,955	$2,300,000	$3,485,866,622
Federated Government Income Securities, Inc.				
GISI	$147,032,892			
		$150,509,050	$600,000	$147,557,892
Federated High Income Bond Fund, Inc.				
FHIBF	$644,690,693			
		$658,502,507	$900,000	$645,590,693
Federated High Yield Trust				
FHYT	$759,351,110			
FEAF	$1,936,158			
		$777,635,013	$1,000,000	$762,387,268

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2019

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Income Securities Trust				
FRRBF	$41,530,665			
FCIF	$1,173,246,592			
FUSG	$223,683,952			
FMSAF	$1,550,359,626			
FRSIF	$983,536,353			
FICBF	$154,288,479			
FSTIF	$1,418,103,138			
		$5,662,324,782	$2,500,000	$5,551,298,806
Federated Government Income Trust				
FGIT	$276,857,608			
		$283,159,760	$750,000	$277,607,608
Federated Index Trust				
MDCF	$556,147,742			
MXCF	$316,899,867			
		$892,191,560	$1,000,000	$874,697,608
Federated Institutional Trust				
FIHYBF	$6,702,136,843			
FGUSF	$884,694,993			
FSITRB	$371,842,542			
		$8,122,182,865	$2,500,000	$7,962,924,378
Federated Insurance Series				
IFHIBF	$156,346,534			
IFKAUF	$176,982,063			
IFGMF	$80,039,259			
IFQBF	$187,260,674			
IFMVF	$674,467,540			
IFUSG	$119,456,977			
		$1,426,192,607	$1,250,000	$1,398,228,046
Federated International Series Inc.				
FGTRB	$44,928,562			
		$46,184,133	$350,000	$45,278,562
Federated Investment Series Fund, Inc.				
FBF	$1,374,718,509			
		$1,403,487,879	$1,250,000	$1,375,968,509
Federated Managed Pool Series				
FMSP	$117,522,942			
FIBSP	$22,610,661			
FHYSP	$42,478,588			
FIDSP	$87,182,499			
FCP	$104,784,000			
		$384,212,264	$750,000	$376,678,690

***ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2019

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated MDT Series				
FMACC	$327,521,162			
FMBAL	$153,081,777			
FMLCG	$120,272,431			
FMSCC	$857,678,066			
FMSCG	$864,055,842			
		$2,373,013,964	$1,700,000	$2,326,484,278
Federated Municipal Bond Fund, Inc.				
FMBDF	$329,564,584			
		$336,920,875	$750,000	$330,314,584
Federated Municipal Securities Income Trust				
FMHYAF	$616,618,118			
MIIMT	$77,158,979			
OHMIF	$143,999,608			
PAMIF	$158,931,018			
		$1,019,166,377	$1,250,000	$999,182,722
Federated Project and Trade Finance Tender Fund				
FPTFT	$64,654,432			
		$66,355,521	$400,000	$65,054,432
Federated Premier Municipal Income Fund				
FPMIF	$291,700,000			
		$298,299,000	$750,000	$292,450,000
Federated-Short Intermediate Duration Municipal Trust				
FSIDMT	$773,560,733			
		$790,051,948	$1,000,000	$774,560,733
Federated Global Allocation Fund				
FGALF	$397,003,277			
		$405,708,343	$750,000	$397,753,277
Federated Adviser Series				
FHEEF	$31,050,611			
FMLVF	$1,120,306,607			
		$1,175,965,362	$1,250,000	$1,152,907,217
Federated Total Return Government Bond Fund				
FTRGBF	$265,629,277			
		$271,706,862	$750,000	$266,379,277
Federated Total Return Series, Inc.				
FMF	$49,304,849			
FTRBF	$8,272,504,736			
FUSBF	$3,680,898,867			
		$12,248,015,621	$2,500,000	$12,007,858,452
Federated U.S. Government Securities Fund: 1-3 Years				
GOV1-3	$173,399,696			
		$177,479,690	$600,000	$173,999,696

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2019

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated U.S. Government Securities Fund: 2-5 Years				
GOV2-5	$253,425,848			
		$259,259,365	$750,000	$254,175,848
Federated World Investment Series, Inc.				
FILF	$1,087,722,140			
FEMDF	$41,366,919			
FISCF	$109,767,169			
		$1,265,800,852	$1,250,000	$1,240,981,228
Intermediate Municipal Trust				
IMT	$69,411,455			
		$71,207,684	$400,000	$69,811,455
Money Market Obligations Trust				
CMCT	$1,136,612,899			
FCRF	$3,968,109,228			
FGRF	$8,586,855,424			
FTFT	$1,181,159,531			
GAMCT	$137,436,994			
GOF	$94,371,974,059			
GOTMF	$6,567,517,030			
MAMCT	$39,286,245			
MMM	$568,613,257			
MOF	$3,516,670,617			
NYMCT	$552,403,876			
PAMCT	$67,471,581			
PCOF	$29,134,320,631			
POF	$22,311,268,949			
PVOF	$15,234,368,008			
TFOF	$3,685,051,353			
TOF	$45,471,059,100			
TTO	$2,875,820,678			
USTCR	$23,770,318,563			
VAMCT	$184,429,725			
		$268,663,637,204	$2,500,000	$263,395,722,749
TOTALS:	338,892,282,473.95	$345,773,454,123	$39,175,000	338,993,582,473.95

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$45,000,000

Coverage Cushion: 12.94%

$5,825,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
September 30, 2019

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

Capital Preservation Fund (CPF)

Edward Jones Money Market Fund (JONES)

Federated Alternative Funds ICAV *(Not Active)*
   FPTFM   Federated Project and Trade Finance Master Fund
   FPTFC   Federated Project and Trade Finance Credit Fund
   FPTFPL Federated Project and Trade Finace Primary Loan Fund

Federated Cash Management Funds
   FSSPF   Federated Short-Term Sterling Prime Fund
   FSCPF   Federated Sterling Cash Plus Fund
   FPRUP   Federated US Dollar Cash Plus Fund
   FPREP   Federated Euro Cash Plus Fund
   FPRSB   Federated Sterling Short Duration Bond Fund
   FPRUB   Federated US Dollar Short Duration Bond Fund
   FPREB   Federated Euro Short Duration Bond Fund

Federated CBO, Ltd. II (Durbiano/Delserone) (FCBOII)

Federated Clover Non-Registered Funds
    Clover Capital Multi Cap Value Equity Common Fund, LLC
    Clover Capital Mid Cap Value Equity Common Fund, LLC
    Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
    Clover Capital Core Fixed Income Common Fund, LLC
    Clover Capital Multi Cap Value Equity Fund Group Trust
    Clover Capital Core Fixed Income Fund Group Trust
    Clover Absolute Return Fund, LLC
    Clover MicroMax Fund, LLC
    Clover Focus Series: Income Plus Fund, L.P.

Federated InterContinental Collective Fund (CFFICF)

Federated International Funds PLC
   FHIAF   Federated High Income Advantage Fund
   FSTGF   Federated Short-Term U.S. Government Securities Fund
   FSTPF   Federated Short-Term U.S. Prime Fund
   FSTTF   Federated Short-Term U.S. Treasury Securities Fund (Liquidated

FUSTR   Federated U.S. Total Return Bond Fund (Closed 3/28/19)
FSVEF   Federated Strategic Value Equity Fund
FMDTAC   Federated MDT All-Cap U.S. Stock Fund (Closed 3/28/19)

Federated MDTA LLC - Non-Registered Funds
   Optimum Q - Market Neutral LLC

Federated MDT All Cap Core Collective Fund (CFMACC)

Federated Prime Cash Collective Investment Fund (PCCIF)

Federated Prime Private Liquidity Fund (FPPLF)

Federated Redwood Trade Finance Fund, L.P. (REDTF)

Federated Short-Term Daily U.S. Dollar Fund, LTD (FSTDDF)

Federated Strategic Value - US Equity Dividend Fund (FUSVF)

The LVM Funds, dba: Federated Unit Trust
   LVMEA   Europa-Aktien
   LVMPF   ProFutur
   LVMER   Euro-Renten
   LVMIR   Inter-Renten
   LVMIA   Inter-Aktein
   LVMEK   Euro-Kurzlaufer
   LVMPB   ProBasis

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Global Strategic Value Dividend (GSVD)

ICBC Federated Funds ICAV (Ireland)
   ICFAC   ICBC Federated Active Cash Fixed Income Fund

Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend (ISVD)

Massachusetts Government Funds
   MACP   MMDT Cash Portfolio
   MAST   MMDT Short Term Bond Portfolio

TexPool Separate Account (TXPOOL)
TexPool Prime Separate Account (TXPRIM)

Note: The following maintain their own Fidelity Bond coverage.
   U.S. Trust Company of New York/Excelsior Funds

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any

registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.
Cash Trust Series II
Edward Jones Money Market Fund
Federated Adjustable Rate Securities Fund
Federated Core Trust
Federated Core Trust II, L.P.
Federated Core Trust III
Federated Enhanced Treasury Income Fund
Federated Equity Funds
Federated Equity Income Fund, Inc.
Federated Fixed Income Securities, Inc.
Federated GNMA Trust
Federated Government Income Securities, Inc.
Federated High Income Bond Fund, Inc.
Federated High Yield Trust
Federated Income Securities Trust
Federated Income Trust
Federated Index Trust
Federated Institutional Trust
Federated Insurance Series
Federated Intermediate Government Fund, Inc.
Federated International Series, Inc.
Federated Investment Series Funds, Inc.
Federated Managed Allocation Portfolios
Federated Managed Pool Series
Federated MDT Series
Federated Municipal Securities Fund, Inc.
Federated Municipal Securities Income Trust
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Short-Intermediate Duration Municipal Trust
Federated Stock and Bond Fund
Federated MDT Stock Trust
Federated Total Return Series, Inc.
Federated Total Return Government Bond Fund
Federated U.S. Government Bond Fund
Federated U.S. Government Securities Fund: 1-3 Years
Federated U.S. Government Securities Fund: 2-5 Years
Federated World Investment Series, Inc.
Intermediate Municipal Trust
Money Market Obligations Trust

/s/ John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #1
Dated <u>January 31, 2011</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund	1/31/2011

<u>/s/ John W. McGonigle</u>
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #2
Dated <u>February 10, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

DELETE Federated Managed Allocation Portfolios   11/18/2011


      /s/ John W. McGonigle
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #3
Dated <u>August 24, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated U.S. Government Bond Fund	8/24/2012

<u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #4
Dated <u>12/12/2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund	12/12/2012

/s/John W. McGonigle
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #5
Dated <u>6/13/2014</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Intermediate Government Fund, Inc.	6/13/2014

      /s/John W. McGonigle
        John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #6
Dated <u>9/19/2014</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated Treasury Cash Series II	9/19/2014


      /s/John W. McGonigle
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #7
Dated 11/3/2014

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
CHANGE Federated Income Trust to Federated Government Income Trust	11/3/2014

/s/John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #8
Dated 1/23/2015

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated GNMA Trust	1/23/2015

/s/John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #9

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Enhanced Treasury Income Fund	2/24/2016

          /s/John W. McGonigle
John W. McGonigle, Secretary

          4/27/16
Execution Date

Federated Joint Insured's Agreement
Amendment #10

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
ADD Federated Project and Trade Finance Tender Fund	12/9/16

　　　　　/s/John W. McGonigle　　　　　　　　　
　　　　　John W. McGonigle, Secretary

　　　　　1/15/17　　　　　　　　　　　　　　
　　　　　Execution Date

Federated Joint Insured's Agreement
Amendment #11

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
CHANGE Federated MDT Stock Trust to Federated MDT Large Cap Value Fund	1/17/17

/s/John W. McGonigle
John W. McGonigle, Secretary

1/15/17
Execution Date

Federated Joint Insured's Agreement
Amendment #12

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Edward Jones Money Market Fund	1/27/17

/s/John W. McGonigle
John W. McGonigle, Secretary

3/22/17
Execution Date

Federated Joint Insured's Agreement
Amendment #13

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
CHANGE Federated Municipal Securities Fund, Inc. to Federated Municipal Bond Fund, Inc.	07/27/17


_____/s/Peter J. Germain_____
Peter J. Germain, Secretary

_____10/22/18_____
Execution Date


Federated Joint Insured's Agreement
Amendment #14

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name   **Effective Date**

ADD Federated MDT Equity Trust   11/17/17

CHANGE Federated MDT Equity Trust to Federated Adviser Series
08/15/18

_____/s/Peter J. Germain_____
Peter J. Germain, Secretary

_____10/22/18_____
Execution Date

Federated Joint Insured's Agreement
Amendment #15

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Cash Trust Series, Inc.	10/10/18

        /s/Peter J. Germain
        Peter J. Germain, Secretary

        10/22/18
        Execution Date

Federated Joint Insured's Agreement
Amendment #16

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name   **Effective Date**

DELETE Cash Trust Series II   10/10/18

                                    /s/Peter J. Germain
                              Peter J. Germain, Secretary

                                      10/22/18
                                      Execution Date

Federated Joint Insured's Agreement
Amendment #17

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Core Trust II, L.P.	10/10/18

_____/s/Peter J. Germain_____
Peter J. Germain, Secretary

_____10/22/18_____
Execution Date

Federated Joint Insured's Agreement
Amendment #18

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Premier Intermediate Municipal Income Fund	11/17/17

/s/Peter J. Germain

Peter J. Germain, Secretary

01/03/20

Execution Date